

21001614

Mai
Section
APR 05 2021
Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46412

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____01/01/2020____ AND ENDING____12/31/2020____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Asia Pacific Financial Management Group, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

145 Aspinall Avenue

(No. and Street)

Hagatna	**Guam**	**96910-5156**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandra McKeever   (671) 472-6400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C

(Name – *if individual, state last, first, middle name*)

80 Washington St, Bldg. S	**Norwell**	**MA**	**02061**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Sandra McKeever , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asia Pacific Financial Management Group, Inc. , as of December 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
_____
_____
_____
Signature

President
Title

MICHELLE R.M. WRIGHT
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: SEP 23, 2023
145 Aspinall Avenue Suite 101, Hagatna GU 96910

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

(a Guam Corporation)

Financial Statements and Other Financial Information

Year ended December 31, 2020

Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Asia Pacific Financial Management Group, Inc.,
Hagatna, Guam

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Asia Pacific Financial Management Group, Inc., as of December 31, 2020, and the related statements of earnings, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Asia Pacific Financial Management Group, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Asia Pacific Financial Management Group, Inc., in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 17 through 27 has been subjected to audit procedures performed in conjunction with the audit of Asia Pacific Financial Management Group, Inc.'s financial statements. The supplemental information is the responsibility of Asia Pacific Financial Management Group, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

2/15/2021



ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Financial Condition

December 31, 2020

ASSETS

Cash and cash equivalents	$	225,948
Deposit with clearing organization		108,443
Funds held in trading securities account		369,284
Receivable from others		6,969
Receivable from brokers		353,861
Prepaid expenses		5,159
Operating Lease		81,600
Property, equipment and leasehold improvements, operating lease net of accumulated depreciation (note 8)		62,910
Total assets		$ 1,214,174

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	98,837
Commissions payable to stockholders		162,955
Commissions payable to other brokers		46,170
Operating Lease		81,600
Guam income tax payable (note 9)		33,038
Deferred income taxes		24,994
PPP loan payable		63,125
EIDL loan payable		10,000
Total liabilities	$	520,719

Commitments and contingencies (notes 6 and 9)

Stockholders' equity:

Common stock, $1 par value. 800,000 shares authorized; 26,000 shares issued and outstanding	$	26,000
Additional paid-in capital		12,000
Retained earnings		767,455
		805,455
Less: Treasury stock, 2,592 shares at cost		(112,000)
Total stockholders' equity		693,455
Total liabilities and stockholders' equity		$ 1,214,174

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Earnings

December 31, 2020

Revenues:		
Investment advisory fees	$	1,712,349
Annuity commissions		28,992
Investment commissions		69,464
Life insurance commissions		51,858
Mutual fund 12b-1 fees		50,020
Trading gains		59,165
Account annual fees		7,250
Interest income		6,618
Other income		80
Total revenues	$	1,985,796
Operating expenses:		
Commissions	$	1,203,520
Employee compensation and benefits		351,700
Other operating expenses		151,674
Occupancy and equipment (note 7)		50,913
Taxes and licenses		919
Depreciation		20,252
Technology and communications		7,593
Total operating expenses		1,786,571
Operating income and income before income taxes		199,225
Guam income tax expense		34,097
Net income	$	165,128

See accompanying notes to financial statements and auditors' report.

4

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Changes in Stockholders' Equity

Year ended December 31, 2020

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance December 31, 2019	26,000	$ 26,000	$ 12,000	$ 602,327	$ (112,000)	$ 528,327
Net income		-	-	165,128	-	165,128
Purchase of treasury stock		-	-	-	-	-
Dividends declared and paid		-	-	-	-	-
Balance December 31, 2020	26,000	$ 26,000	12,000	767,455	(112,000)	693,455

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Cash Flows

Year ended December 31, 2020

Cash flows from operating activities:		
Net income	$	165,128
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation		20,252
Changes in assets and liabilities:		
Deposit with clearing organization		(50,692)
Funds held in trading securities accounts		(130,060)
Receivables from others		(6,969)
Receivables from brokers		(74,365)
Prepaid expenses		554
Accounts payable and accrued expenses		(7,311)
Commissions payable		43,773
Deferred tax liability		(24)
Guam income tax payable		27,797
Net cash provided by operating activities		(11,917)
Cash flows from financing activities:		
PPP loan payable		63,125
EIDL loan payable		10,000
Net cash provided by financing activities		73,125
Cash flows from investing activities:		
Purchases of property and equipment		296
Net cash used in investing activities		296
Net increase in cash		61,504
Cash at beginning of year		164,444
Cash at end of year	$	225,948
Supplemental cash paid for taxes	$	6,324
Supplementary Schedule: Non-cash investing and financing activities:		
Operating lease, right of use assets	$	40,800
Operating lease liabilities	$	(40,800)
Net Non-Cash Activities	$	-

See accompanying notes to financial statements and auditors' report.

6

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Notes to Financial Statements

December 31, 2020

1. Organization and Nature of Business

Asia Pacific Financial Management Group, Inc. (APFMG or the Company), previously named Asia Pacific Investors Services, was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. APFMG renders investment management and broker-dealer services in mutual funds, corporate stocks and fixed income securities on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APFMG is exempt from the reserve requirement under SEC rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

2. Significant Accounting Policies

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of financial condition and the statement of cash flows, cash is defined as cash on hand, money market accounts, cash due from banks and brokerage accounts, and cash on deposit with banks.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services. The Company's customers are primarily individuals and businesses located in Guam, but the funds are invested primarily in large U.S. companies. The Company has a geographic concentration. If all of the investment firms that Company deals with were unable to meet their obligations, the Company would experience a loss equal to the balance of accounts receivable reflected in the accompanying statement of financial condition.

2. **Significant Accounting Policies, continued**

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognized revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expense are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Life insurance commissions. The Company sells life insurance as a broker. The Company recognizes revenue for the commissions it earns over time as the premiums are collected.

Annuity commissions. The Company sells annuities to customers, and earns commissions on the initial sale as well as residual commissions based on the amount invested.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

8

2.   **Significant Accounting Policies, continued**

Revenue Recognition, continued

Mutual Fund 12b-1 Fees. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Costs to Obtain or fulfill a Contract with a Customer

The Company does not incur significant costs to obtain contracts with customers, such as commissions paid to employees for obtaining new contracts. The Company has therefore not recorded an asset for such costs.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

Income Taxes

The Territory of Guam adopted most sections of the United States Internal Revenue Code as the territorial or local income tax.

Guam income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to the use of mandatory depreciation methods for fixed assets under the tax laws. Deferred tax assets and liabilities represent the future tax return consequences of those differences which will be recoverable or taxable when the temporary differences reverse or certain future events occur. No deferred tax liability is recorded for permanent tax differences.

2. **Significant Accounting Policies, continued**

Income Taxes, continued

The Company files its corporate income tax return in the Territory of Guam. With few exceptions, the Company is no longer subject to Guam income tax examinations by tax authorities for years before 2017. The Company does not have any unrecognized tax benefits at December 31, 2020 that would affect the annual effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits as interest expense and recognizes penalties in operating expenses. The Company did not recognize any interest or penalties in the year ended December 31, 2020 related to unrecognized tax benefits.

Advertising

The costs of non direct response advertising are charged to expense as incurred.

3. **Revenue from Contracts with Customers**

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source

Asset management fees	
Investment advisory fees	$ 1,712,349
Commissions	
Brokerage commissions	69,464
Mutual fund 12b-1 fees	50,020
Life insurance commissions	50,115
Annuity commissions	28,992
Supplemental insurance commissions	1,743
Total commissions	200,334
Total revenue from contracts with customers	$ 1,912,683
Total other revenue	73,113
Total Revenue	$1,985,796

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Notes to Financial Statements, continued

December 31, 2020

3. **Revenue from Contracts with Customers, continued**

   Disaggregated Revenue from Contracts with Customers, continued

   The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2020:

Performance Obligations Satisfied at a Point in Time	$ 1,830,047
Performance Obligations Satisfied Over Time	155,749
Total Revenue based on Performance Obligations	$ 1,985,796

4. **Fair Value**

   Fair Value Hierarchy

   FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

   The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

   - Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

   - Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

   - Level 3. Unobservable inputs for the asset or liability.

   The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

4. Fair Value, continued

Fair Value Hierarchy, continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

The Board of Directors is responsible for the Company's fair value valuation policies, processes, and procedures. The Board implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Cash and cash equivalents, and deposits with clearing organizations are essentially cash and are therefore valued at fair value. The fair value of amounts receivable from brokers, prepaid expenses, accounts payable, accrued expenses, and commissions payable are approximately the same as their carrying values, due to the short term nature of the accounts.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

4. **Fair Value, continued**

    Level 1

Corporate equities	$254,840
Exchange traded products	92,106
Total	$346,946

    The investments carried at fair value above are included with a cash equivalent of $22,338 in the accompanying statement of financial condition as "Funds held in trading securities account" at a total of $369,284.

    Fair Value Option

    FASB ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has not been elected as of December 31, 2020.

5. **New Accounting Pronouncements**

    In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU introduced a comprehensive, principles-based framework for recognizing revenue that supersedes the revenue recognition requirements contained in FASB ASC 605 *Revenue Recognition* and virtually all industry-specific revenue recognition guidance. The ASU provides a framework to address revenue recognition issues, create more consistency and comparability of revenue recognition practices, and improve the usefulness of financial information provided to the users of the financial statements through additional disclosures. The FASB has issued several ASUs subsequent to the issuance of ASU 2014-09 to provide further clarification. The subsequent ASUs have the same effective date as that of ASU 2014-09.

    In August 2015 the original effective dates of ASU 2014-09 were deferred by one year through the issuance of ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. The effective date of ASU 2014-09 is therefore for annual reporting periods beginning after December 15, 2017 (for public entities). The Company adopted ASU 2014-09 under the modified retrospective approach, applying the amendments to prospective reporting periods. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in

5. **New Accounting Pronouncements, continued**

accordance with the historic accounting under Topic 605. The implementation of the standard did not change the amounts of revenue recognized by the Company, nor did it require a cumulative adjustment to reported earnings. The implementation of the standard resulted in expanded disclosures of the types of revenue recognized by the Company.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This ASU was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU became effective for public entities for years beginning after December 15, 2018. The Company implemented this ASU as of January 1, 2019.

6. **Operating Lease Assets and Liabilities**

The Company leases its administrative office under a noncancelable operating lease with a term expiring on December 31, 2022. Monthly rent under the lease is $3,400. The building and related improvements from which APFMG conducts its operations are owned by U.D.P. Corporation, a Guam corporation owned two-thirds by APFMG's former majority (57%) stockholder. The former majority shareholder sold his interest in APFMG to the current CEO/President, who was formerly a 20% shareholder before purchasing the additional 57% interest. Payments under this lease for the year ended December 31, 2020 were $40,800.

As of December 31, 2020 the Company has a commitment to pay rent under this lease as follows:

Years ending December 31:	
2021	40,800
2022	45,786
Total lease payments	86,586
Less amount representing interest	(4,986)
Lease liability as of 12/31/2020	$ 81,600

The operating lease liability has been discounted to a present value at December 31, 2020 of $81,600 using the Company's incremental borrowing rate of five and one quarter percent (5.25%). Future interest expense to be recognized under this lease is $4,986.

14

7. **SBA Payroll Protection Loan**

   In April 2020, the company received $63,125 from the SBA Payroll Protection Loan Program and $10,000 in EIDL grant. In accordance with the PPP Loan Program, this loan may be forgiven if it is used for approved payroll and overhead expenditures. As of December 31, 2020, the Company has applied for loan forgiveness. The EIDL Loan will become a grant. In Accordance with FINRA Guidance, the Company has included this loan as allowable for net capital computation up to the amount of Qualified Expenditures totaling $63,125. Management is of the opinion that this entire loan amount will be forgiven.

8. **Property and Equipment**

   A summary of property and equipment as of December 31, 2020 follows:

Furniture	$ 175,774
Equipment	59,815
Leasehold improvements	26,344
	261,933
Less accumulated depreciation	(199,023)
Property and equipment, net	$ 62,910

9. **Guam Income Tax**

   During the year ended December 31, 2020 the Company paid $6,324 in Guam income taxes. The Company's deferred income tax liability decreased by $24 due primarily to the difference of tax depreciation over book depreciation. Income taxes currently payable are $33,038 at December 31, 2020.

10. **Subsequent Events**

    In preparing the accompanying financial statements and these footnotes, management has evaluated subsequent events through February 15, 2021, which is the date the financial statements were available to be issued.

    As a result of the COVID-19 outbreak in the United States, financial and operational challenges have arisen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in its workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

11. Net Capital Requirement

APFMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, APFMG had net capital of $602,423, which was $574,815 in excess of its required net capital of $27,608. The Company's net capital ratio was .687 to 1.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2020

NET CAPITAL:

Total stockholders' equity qualified for net capital		$ 693,455
Additions:		
Allowable credit for deferred income taxes payable		24,994
Allowable credit for PPP loan forgiveness		63,125
Deductions:		
Non-allowable assets:		
Clearing account deposit	(58,443)	
Broker and other receivables	(0)	
Prepaid expenses	(5,159)	
Furniture, equipment and leasehold improvements	(62,910)	
Petty cash	(150)	
		(126,662)
Net capital before haircuts on securities positions (tentative net capital)		654,912
Haircuts on securities from Part IIA		(52,489)
Net capital		$ 602,423

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Aggregate Indebtedness

December 31, 2020

Total liabilities in the statement of financial condition	$ 520,719
Operating Lease	(81,600)
Deferred income taxes payable	(24,994)
Aggregate indebtedness for the Forms Report	$ 414,125
Net capital	$ 602,423
Percentage of aggregate indebtedness to net capital	68.7%

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Basic Net Capital Requirement

December 31, 2020

Minimum net capital required (6 and 2/3 percent of aggregate indebtedness)	$	27,608
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		$ 5,000
Net capital requirement		$ 27,608
Net capital		$ 602,423
Excess net capital		$ 574,815
Excess net capital at 1000%		
Excess net capital		$ 574,815
Less: 10% of aggregate indebtedness		41,413
Excess net capital at 1000%		$ 533,402

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Reconciliation with Focus Report Form X-17A-5

December 31, 2020

Total ownership equity qualified for net capital per original Focus Report		$ 726,411
Amendments:		
Receivables from brokers or dealers in original report	353,861	
Receivables from brokers or dealers in amended report	360,830	
Change in receivable from brokers or dealers		6,969
Non-allowable property and equipment in original report	69,820	
Non-allowable property and equipment in amended report	62,910	
Change in non-allowable property and equipment		(6,910)
Accrued expenses in original report	381,087	
Accrued expenses in amended report	414,125	
Change in accrued expenses		(33,038)
Deferred income taxes in original report	88,143	
Deferred income taxes in amended report	88,119	
Change in deferred income taxes		24
Difference – rounding		1
Total ownership equity qualified for net capital per amended Focus Report		693,455
Difference – rounding		(1)
Total ownership equity qualified for net capital per Audit		$ 693,455

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

See accompanying auditors' report.



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Asia Pacific Financial Management Group, Inc.

We have reviewed management's statements, included in the accompanying Asia Pacific Financial Management Group, Inc. Exemption Report in which (1) Asia Pacific Financial Management Group, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Asia Pacific Financial Management Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Asia Pacific Financial Management Group, Inc., stated that Asia Pacific Financial Management Group, Inc. met the identified exemption provision throughout the most recent fiscal year of 2020, without exception. Asia Pacific Financial Management Group, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
February 15, 2021



Asia Pacific Financial Management Group's Exemption Report

Asia Pacific Financial Management Group, Inc. (the "Company") is a registered broker-dealer subject to SEA Rule 17a-5. This Exemption Report was prepared as required by provisions in SEA Rule 17a-5(d)(4)(i)-(iii). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from §240.15c3-3 under the following provisions of §240.15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company had no obligations under §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

_____
Asia Pacific Financial Management Group, Inc.

I, Sandra McKeever, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____
   Sandra McKeever, President
   March, 2021



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders of Asia Pacific Financial Management Group,Inc,

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Asia Pacific Financial Management Group, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
February 15, 2021

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the Instructions in your Working Copy before completing this Form)
TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
17*41*******2750*************************MIXED AADC 220
46412   FINRA   DEC
ASIA PACIFIC FINANCIAL MANAGEMENT GROUP INC
145 ASPINALL AVE STE 101
HAGATNA, GU 96910-5138
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Melinda Sulit;671-472-6400

2. A. General Assessment (item 2e from page 2) $ _56_

    B. Less payment made with SIPC-6 filed (exclude interest)   (_38_)

      July 29, 2020
         Date Paid

    C. Less prior overpayment applied   ( )

    D. Assessment balance due or (overpayment)

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $ _18_

    G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ☒   Funds Wired ☐   ACH ☐
       Total (must be same as F above) $ _18_

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ASIA PACIFIC FINANCIAL MGMT GRP, INC.
     (Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __29__ day of __JANUARY__, 20 _21_.

VICE PRESIDENT
     (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,985,797

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1,875,156

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   59,165

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   13,948

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   1,948,269

2d. SIPC Net Operating Revenues $ 37,528

2e. General Assessment @ .0015 $ 56

        (to page 1, line 2.A.)

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